Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

GENERAL

This management discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Crosshair Energy Corporation (formerly Crosshair Exploration & Mining Corp.) (the “Company” or “Crosshair”).  The information provided herein should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended April 30, 2012.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived there from are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Management is responsible for the preparation and integrity of the financial statements and MD&A, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairenergy.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute “forward-looking statements” or contain “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the potential for additional mineralization at the Company’s properties, the timelines to complete the Company’s exploration programs, timing for permit applications, timing for new resource estimates, the estimation of mineral resource estimates, timing to complete technical reports, timing to complete a PEA on Juniper Ridge and Bootheel, forecasts for exploration expenditures, estimates of future administrative costs and statements about the Company’s future development of its properties. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations including the price of uranium; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Report on Form 20-F and in each MD&A.

Forward-looking information and forward-looking statement are in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

commodities; that the Company can access financing, appropriate equipment and sufficient labour availability and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., a director  of Crosshair and a Qualified Person as defined by National Instrument  43-101 (“NI 43-101”), has reviewed and approved the technical information contained in this MD&A. Further information on the Company’s mineral properties can be found in the following NI 43-101 Technical Reports which are available on SEDAR at www.sedar.com and the Company’s website:

•	Juniper Ridge Property: The Technical Report titled “Juniper Ridge Uranium Project, 43-101 Mineral Resource Technical Report, Carbon County, Wyoming, USA” dated February 21, 2012,.

•	Bootheel Project: The Technical Report titled “Technical Report on the Bootheel Project for Crosshair Energy Corp. and The Bootheel Project LLC” dated February 27,2012..

•	CMB JV Uranium Project: The Technical Report titled “Technical Report on the CMBNW Property, Labrador Canada” dated June 22, 2009.

•	CMB Property: The Technical Report titled “Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium - Vanadium Project, Labrador, Canada” dated January 20, 2011 (Rev March 10, 2011).

•
Golden Promise Property: The Technical Report titled “Form 43-101F1 Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties, Newfoundland and Labrador” dated April 30, 2008 and amended September 23, 2008.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and with its current focus being primarily uranium and vanadium properties in North America.  The Company does not have any producing mineral properties at this time. The Company’s shares trade on Toronto Stock Exchange and on the NYSE MKT Exchange.

The Company is currently focusing on exploration and evaluation activities in the province of Newfoundland and Labrador, Canada and the state of Wyoming, USA on the following properties:

➢	Juniper Ridge Uranium (“Juniper Ridge”) Property in Wyoming

➢	Bootheel Uranium (“Bootheel”) Project with UR Energy in Wyoming

➢	Central Mineral Belt (“CMB”) Uranium Project in Labrador

HIGHLIGHTS

The Company’s exploration efforts during fiscal 2012 were as follows:

•
An initial Mineral Resource estimate was completed on the Juniper Ridge Project, in southern Wyoming.  The estimate includes a total Indicated Mineral Resource of 5.2 million pounds of uranium oxide (4,140,000 tons at 0.063% eU3O8), using a grade thickness (GT) cut-off of 0.1%-ft.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

•
An updated Mineral Resource estimate was completed on the Bootheel Project, also located in southern Wyoming. The updated estimate includes an Indicated Mineral Resource of 1.48 million pounds of uranium oxide (2,068,000 tons at 0.036% U3O8) and an additional Inferred Mineral Resource of 3.13 million pounds of uranium oxide (3,994,000 tons at 0.039% U3 O8).

•	A total of 23,852 metres of drilling was completed on the Juniper Ridge Property and 10,900 metres of drilling was completed on the Bootheel Property.

•	A total of 3,138 metres of drilling was completed on the CMB Project, and a total of 1,642 metres of drilling was completed on the CMB JV Project

Juniper Ridge Uranium Property

On October 29, 2010, Crosshair signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp., to acquire the Juniper Ridge Uranium Property (the “Property”).  The aggregate total price for a 100% interest in the Property will be satisfied by Crosshair as follows:

	In Cash (USD)	In Shares (USD)	Total (USD)
Upon signing of the agreement (paid)	$25,000	$-	$25,000
By November 15, 2010 (paid)	175,000	-	175,000
By October 29, 2011(paid)	250,000	250,000	500,000
By October 29, 2012 (1)	1,250,000	1,250,000	2,500,000
By October 29, 2013 (1)	1,250,000	1,250,000	2,500,000
Upon obtaining production permit (2)	1,500,000	-	1,500,000

	$4,450,000	$2,750,000	$7,200,000

1 These amounts are based on the estimated 5 million pounds uranium reserves at US $0.50 per pound.  Actual payments will be based on the measured, indicated and inferred uranium resources as defined by the NI 43-101 technical report. The minimum commitment is US $2,500,000, with the Company paying an additional US $0.50 per pound in excess of 5 million pounds if the NI 43-101 technical report shows a resource in excess of 5 million pounds.

2 This amount is based on the estimated 5 million pounds uranium reserves at US $0.30 per pound.  Actual payments will be based on the proven and probable uranium reserves as determined by prefeasibility or feasibility study.  At the option of Strathmore, the Company will make this payment in cash, shares or a combination of cash and shares. The minimum commitment is US $1,500,000.

Title to the Juniper Ridge property was transferred to the Company by Strathmore upon completing the initial payments of US$700,000.  US$250,000 of this amount has been paid by issuance of 552,513 common shares of the Company.  The Company can terminate the acquisition agreement at any time upon written notice, without any further liabilities to the Company.  Strathmore will retain a 2% Gross Revenue Royalty on the Property.  The Company has the option to repurchase this royalty at any time during the first three years after commencement of commercial production for US $1.5 million for each 1% of the Gross Revenue Royalty.

Project Summary

The Juniper Ridge Property, located in Carbon County, south-central Wyoming, comprises 197 claims and one state mineral lease totaling 4,710 acres (1,906 Ha) in size.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

Juniper Ridge contains a historical geological resource estimated at 7 to 10 million pounds at a grade between 0.056% and 0.067% U3O8. One of the first historical resource estimates was completed by AGIP Mining Company in 1986, based on half-foot interval gamma logs using a tonnage factor of 17.0 cubic feet per short ton, and cut-offs of 0.03% eU3O8 over a minimum 2.0 foot interval. The resource was estimated using the polygonal method with a maximum 50 foot radius. This historic resource estimate was completed prior to the implementation of NI 43-101 and is not compliant with currently accepted reserve and resource classifications as set forth by the Canadian Institute of Mining and Metallurgy. A qualified person has not completed sufficient work to classify the historic mineral resources as a current mineral resource or mineral reserve as defined in NI 43-101, and Crosshair is not treating the historic resources as current. However, it was Crosshair’s view that this historic estimate was both relevant and reliable. Exploration efforts on the property since acquisition have been focused on verifying this resource and acquiring sufficient data to reclassify it under the current standards, as well as to expand the resource beyond the historically known limits.

Current Highlights

Following on a successful summer/fall 2011 exploration program, the Company was able to complete an initial independent Mineral Resource estimate on the Juniper Ridge Project.  The estimate includes a total Indicated Mineral Resource of 5.2 million pounds of uranium oxide, using a grade thickness (GT) cut-off of 0.1%-ft (see Table below for tonnage and grade details).

Juniper Ridge Mineral Resource Estimate, as of January 11, 2012
PROJECT TOTAL	GT Cut-off (%-ft)
Indicated Resource	0.1	0.25	0.5
Pounds eU3O8	5,208,000	4,665,000	3,401,000
Tons	4,140,000	3,087,000	2,035,000
Average Grade % eU3O8	0.063	0.076	0.084

Juniper Ridge West	GT Cut-off (%-ft)
Indicated Resource	0.1	0.25	0.5
Pounds eU3O8	840,000	758,000	601,000
Tons	635,000	487,000	340,000
Average Grade % eU3O8	0.066	0.078	0.088

Juniper Ridge East	GT Cut-off (%-ft)
Indicated Resource	0.1	0.25	0.5
Pounds eU3O8	4,368,000	3,907,000	2,800,000
Tons	3,505,000	2,600,000	1,695,000
Average Grade % eU3O8	0.062	0.075	0.083

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

2012 Summer Exploration Program

The 2012 summer exploration program calls for further exploration drilling, definition drilling, completion of technical and scoping studies and the initiation of the permitting process. The program of approximately 60,000 ft (18,290 metres) of drilling will be focused in areas where significant resource drilling was done in the 1970s and 1980s. Metallurgical testing is also being conducted to confirm the favorable recoveries recorded in the historic reports. Environmental monitoring infrastructure is scheduled to be installed once the drilling begins, for the collection of baseline environmental conditions in preparation for permitting.

The goal of the 2012 program is to verify more of the historic geological resources estimated at 7 to 10 million pounds at a grade between 0.056% and 0.067% U3O8. These potential tonnages and grades are conceptual in nature, there has been insufficient exploration to define an increased mineral resource and it is uncertain if further exploration will increase the mineral resources. These figures are reported as exploration targets based on reasonable assumptions made from historical data by the Company.

Bootheel Uranium Project

The Bootheel properties are currently owned by The Bootheel Project LLC and consist of 274 Federal Mining claims, two state leases, and 3,155.7 acres of fee land held under a Mineral Lease and Surface Access Agreement with MJ Ranches.  The Company now has an 81% interest in The Bootheel Project LLC, subject to certain Royalties. Under the terms of an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target Exploration and Mining Corp (“Target”), now a wholly owned Crosshair subsidiary, and 448018 Exploration Inc. (“448018”), a wholly owned subsidiary of Target, the Company was able to earn an initial 75% interest in The Bootheel Project LLC, by completing expenditures totalling US $3 million and issuing 125,000 common shares on or before June 7, 2011.  All the common shares have been issued and as of July 31, 2009, Crosshair has exceeded US $3 million in expenditures on the property, thereby earning its initial 75% interest. As URE declined to participate in the fiscal 2012 exploration program, its participating interest was diluted from 25% to approximately 19%, and Target’s participating interest increased from 75% to approximately 81%.

Under Agreements dated February 5, 2008 between MJ Ranches Inc, and 448018 as manager, The Bootheel Project LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property. The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US$252,651 paid in advance, increased for inflation for the renewal periods.  The Fee Lands are subject to a sliding scale Royalty tied to the sales price of uranium.

An additional five claims were staked in December 2009 and the Bootheel Project LLC now comprises a 100% mineral interest in 274 Federal Unpatented Mining Claims, two state leases and a 75% mineral interest in four fee sections for a total of 8,524 gross mineral acres and surface access rights to 8,180 acres.

Project Summary

The property has been previously explored for uranium by a number of companies in the 1970s and again in the mid 1990s by Cameco Corporation (“Cameco”).

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

On January 15, 2009 The Bootheel Project LLC acquired additional data from Cameco which cover the four fee sections under lease from MJ Ranches.  The data include historical geological and gamma logs covering 660 drill holes, totalling approximately 290,000 ft.  Compilation to date indicates that there have been approximately 1,900 drill holes, totalling in excess of 600,000 ft, completed on the property and the surrounding area.

The calendar year 2008 drilling program, designed to further test the mineralized Sundance Formation, consisted of 93 vertical holes averaging 540 ft in depth and totalling 50,163 ft.  Of these holes, 12 were spot cored through the Sundance Formation resulting in 708.5 ft of core.  Drilling commenced in June and was completed September 20, 2008. Results collected to date indicate that the majority of the uranium mineralization on the Bootheel Property is hosted by the Sundance Formation. Laboratory testing in calendar year 2008 demonstrated the potential for uranium mining by in-situ recovery (ISR). ISR techniques are more environmentally friendly and less capital intensive than conventional mining methods. Currently, there are two ISR projects in production and several other ISR projects in the permitting or development phase, in Wyoming.

In addition to the calendar year 2008 drilling program, the historic holes were relocated, and limited ground radiometric and water sampling surveys were carried out.  On February 5, 2009 Target reported that preliminary bottle roll tests had confirmed historical metallurgical test work indicating uranium recoveries of 87% or better using sodium bicarbonate as a lixiviant.

The data acquired from Cameco were compiled by Crosshair’s geological team and were combined with the results from over 50,000 feet of drilling completed by Target at Bootheel during calendar year 2008. This compilation allowed the Company to complete an initial independent Mineral Resource estimate in 2009. The initial resource estimate was subsequently updated as set forth below.

Current Highlights

As was the case with the Juniper Ridge Project, a successful 2011 exploration program enabled the Company to complete an updated Mineral Resource estimate on the Bootheel Project. The updated estimate includes an Indicated Mineral Resource of 1.48 million pounds of uranium oxide and an additional Inferred Mineral Resource of 3.13 million pounds of uranium oxide (see Table below for tonnage and grade details). This represents a 36% increase in the Indicated Mineral Resource estimate.

Bootheel Mineral Resource Estimate as of January 16, 2012
Classification	Formation	Short tons	% eU3O8	Pounds eU3O8

Indicated	Sundance	2,068,000	0.036	1,482,000

Inferred	Sundance	3,039,000	0.032	1,942,000
Inferred	Wind River	955,000	0.062	1,184,000
Inferred	Total	3,994,000	0.039	3,126,000

2012 Summer Exploration Program

Building on the solid 2011 results, Crosshair plans to complete a 17,000 ft. (5,182 metre) drilling program on the Bootheel property as part of its 2012 summer exploration program. This drilling will consist of both infill and

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

exploration holes. Coincident with the drilling, Crosshair is also moving forward with the permitting process at Bootheel.

CMB Project

The CMB project includes the following property agreements:

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% NSR and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

The Company has previously issued 400,000 common shares, made cash payments totalling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  In connection with the option agreement to earn its 90% interest in the Moran Lake Property the Company was involved in a dispute with the original vendor of the Moran Lake Property, Mr. Murphy, regarding the timing of the advance royalty payments. On December 5, 2011, the Company settled the litigation.  On December 5, 2011, the Company entered into a co-ownership agreement (the “the Moran Lake Co-Ownership Agreement”) with Mr. Murphy which agreement amends, clarifies, confirms and replaces the contractual relationship created between the parties further to the Original Moran Lake Agreement.  The terms of the settlement are a cash payment in the amount of $600,000 and an additional payment of 1,193,614 in Company shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012. Should the Company choose to bring the Moran Lake Property into production, the advance royalty payments made previously will be deducted against any Net Smelter Royalty owed to the original vendor of the property.

In addition to the Moran Lake Property, Crosshair has also been working to acquire addition properties in and around the Moran Lake area. In July 2008, the Company acquired a 60% interest in 4,741 claims in the Central Mineral Belt from Expedition by paying CDN $500,000 and issuing 2,500,000 common shares and 1,875,000 warrants to Expedition.  The claims were part of a property agreement between Expedition and Silver Spruce, under which Expedition had earned a 60% interest.  The claims are host to the Two Time deposit. The exploration activities on these claims had originally been referred to as the CMB-JV project. However, Silver Spruce declined to participate in 2011 summer exploration program and has diluted its interest to a 2% Net Smelter Return Royalty. As a result of this dilution, the land package of the CMB-JV project was folded into the pre-existing CMB project and will now be viewed, and budgeted, as a single exploration project.

Project Summary

The newly consolidated CMB project consists of a total of 2,383 claims in 25 licences as Crosshair now has a 100% interest in the Two Time, Firestone, South Brook, Running Man and Big Bear prospects, subject to a 2% Net Smelter Return Royalty payable to Silver Spruce Resources Inc. on their original 800 claim area. As noted above, these prospects have all been added to the CMB Project as a result of Silver Spruce being diluted to a Royalty due to non-contribution to the exploration program on what had been termed the CMB-JV project.

The Two Time mineralized zone currently contains an Indicated mineral resource estimate of 2.33 M pounds of uranium (1.82 M tonnes grading 0.058% U3O8) and an Inferred mineral resource estimate of 3.73 M pounds of uranium (3.16 M tonnes grading 0.053% U3O8) and is open for expansion.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

In addition to the Two Time mineral resource estimates noted above, the CMB Project also contains a 4.5 kilometre (km) long uranium/vanadium mineralized corridor, the C Zone corridor. This corridor encompasses the C Zone, Area 1 and Armstrong prospects, with Area 1 and Armstrong located approximately 1.5 km southwest and 3.0 km southwest, respectively, of the C Zone. This corridor has a current Indicated mineral resource estimate of 5.19 million pounds of uranium (6.92 million tonnes at 0.034% U3O8) and an additional Inferred mineral resource estimate of 5.82 million pounds of uranium (8.17 million tonnes at 0.032% U3O8).  It also contains an Indicated mineral resource estimate of 42.8 million pounds of vanadium (14.7 million tonnes at 0.15% V2O5) and an additional Inferred resource estimate of 93.6 million pounds of vanadium (28.3 million tonnes at 0.16% V2O5). As with the Two Time resource, these resources remain open both along strike and at depth.

The corridor falls outside of Labrador Inuit Lands and was not directly impacted by the Nunatsiavut Government's April 2008 decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  This moratorium was put in place in order to allow the Nunatsiavut Government time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation.  On December 14, 2011 the Nunatsiavut Government voted unanimously to lift the moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands.On March 9, 2012, the Nunatsiavut Government released a statement that it had enacted its Environmental Protection Act as well as an amendment to the Labrador Inuit Lands Act lifting the moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands.

Current Highlights

The 2011 summer drilling program commenced in July with a budget of approximately $1.6 million. Nineteen diamond drill holes, totaling 3,138 metres, were focused on two areas; the structural corridor between the C Zone and Area One, as well as the Blue Star prospect, located approximately 10 kilometres northeast of the C Zone. The results of this program support the interpretation that the vanadium mineralization is continuous between the two zones. Selected highlights from the assay results are presented below.

Drill Hole	From (metres)	To (metres)	Length (metres)	V2O5%
ML-11-188	50.0	100.0	50.0	0.152
ML-11-190	4.0	44.0	40.0	0.167
ML-11-195	2	10.8	8.8	0.171
and	43.4	91.9	48.5	0.195
including	62.9	72.9	10	0.262
ML-11-196	3.5	16	12.5	0.240
and	56	118	62	0.185
including	82	105	23	0.235

Down hole gamma logs and hematitic alteration encountered in the upper portions of the holes strongly suggests that the two mineralized zones (C-zone and Area 1) were continuous. The assay results, as presented in the table above, confirm that the mineralization is, in fact, a single continuous unit. This has enabled the mineralization to be extended approximately 200 metres to the southwest.

The true width of the mineralized zone is 60% to 90% of the lengths stated in the above table. Laboratory analysis was performed by Activation Laboratories in Ancaster, ON. Vanadium analyses were performed using Inductively Coupled Plasma Mass Spectrometry. Samples that exceeded the upper limit for vanadium were re-assayed using fusion ICP. Standards, blanks, and duplicate assays were included at regular intervals in each sample batch

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

submitted from the field as part of Crosshair’s ongoing Quality Assurance/Quality Control program. Uranium analysis was carried out utilizing the delayed neutron counting method, while multi-element analysis was performed using Inductively Coupled Plasma Mass Spectrometry. Samples that exceeded the upper limit for uranium were re-assayed using X-ray fluorescence.

Drilling on the Blue Star prospect was aimed at following up on widely scattered coincident airborne geophysical and rock geochemical anomalies. Ten holes, totaling 1,404 metres, were completed with four holes intersecting thin uranium mineralized zones including a three metre interval which returned 0.050% U3O8 from drill hole BS-11-006.  Insufficient drilling has been completed to determine the true thicknesses. Additional information on the drill results can be found in the Company’s news releases dated October6, 2011 and November 22, 2011.

The Two Time prospect was also a top priority during the summer/fall 2011 drilling program.  Seven diamond drill holes, totaling 2,961 metres, were completed on this property, with the aim of investigating the down dip extension of the resource previously reported. Results from this most recent drilling confirmed uranium mineralization to depths of over 500 metres. Assay highlights include:

Drill Hole	From (metres)	To (metres)	Length (metres)	U3O8%
CMB-11-43	546.5	551	4.5	0.069
CMB-11-44	229	233	4	0.059
including	239.5	241	1.5	0.057
	245.5	246.5	1	0.047
including	245.5	246	0.5	0.063
	281	282.5	1.5	0.055
	298	299.5	1.5	0.069
including	299	299.5	0.5	0.150
CMB-11-45	219	220.5	1.5	0.048
CMB-11-47	144	145	1	0.056
	466.5	473.5	7	0.033
	476.5	477	0.5	0.055
CMB-11-48	280.5	281	0.5	0.079
including	325.5	326	0.5	0.069
	458.5	490	31.5	0.031

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

including	470.5	472.5	2	0.067
and	483.5	487	3.5	0.051
and	499.5	502.5	3	0.061

A second component of the 2011 drilling program on what had previously been called the CMB-JV was to investigate a number of coincident airborne radiometric geophysical and rock geochemical anomalies outside the Two Time Zone. Fourteen diamond drill holes, totaling 1,245 metres, were completed on these targets. Three of the fourteen drill holes intersected mainly thin uranium mineralized zones. On the Firestone prospect, drill hole FS-11-007 intersected a three and a half metre interval that returned 0.084% U3O8. Contained within this interval was a 0.5 metre interval that returned 0.519% U3O8. The only hole drilled on the Big Bear showing returned 7 metres of 0.031% U3O8. Drilling at the Firestone prospect, as well as the three eastern-most prospects of South Brook, Running Man and Big Bear, was preliminary, with the program cut short due to inclement weather.

2012 Summer Exploration Program

Following up on its very positive 2011 results, Crosshair plans to complete a $2.2 million program focused on the Two Time, Firestone, Blue Star and C zones, with up to 3,500 metres (11,480 feet) of drilling. The goal of this year’s program is to expand the existing uranium and vanadium resources, as well as test new uranium targets within the main property. Field crews were mobilized to the project area during the second week of July, with drilling actually commencing on July 15, 2012.

Golden Promise Gold Project

On April 29, 2009 Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest.  Crosshair issued 663,750 common shares with a market value of $686,608 based on the weighted average of Crosshairs share price for the period 2 days before and after the closing date of April 29, 2009 in accordance with CICA Section 1582, (Business Combinations) and CICA 3870, (Stock-based Compensation and other Stock-based Payments) to Paragon to purchase the 60% interest in Golden Promise with an option to increase its interest to 70%.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013.
Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 62,500 common shares to Paragon. Expenditures on the project since April 2009 total $1,655,048.

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.  Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 25,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or just retain the 60% interest.

The project currently consists of 234 claims (5,850 ha) and one mining lease totaling 39.8 hectares.

Project Summary

Five quartz vein zones characterized by coarse visible gold have been discovered on the Golden Promise Project.  The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 950 metres (m) and to a depth of 425 m.  The zone remains open for expansion along strike and to depth.  A preliminary independent mineral resource estimate has been completed at the Jaclyn Main Zone.  The golden Promise Project

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

hosts an Inferred mineral resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.

During the 2010 fiscal year the Company completed 7,220 m of drilling in 38 holes.  Twelve (12) holes (641m) were shallow infill holes located in the central part of the deposit designed to provide samples of the vein for metallurgical testing and to test for structural and grade continuity of the vein prior to the planned bulk sampling program.  Three holes (657 m) tested the Jaclyn North showing and four holes (572m) followed up an intercept 400 m west of the North zone. The remaining 19 holes (5,350m) tested the central part of the deposit and the extension down plunge to the east.
A composite sample from six previously completed drill holes was submitted to SGS Mineral Services (“SGS”) Vancouver, BC for preliminary metallurgical testing including gravity concentration, flotation and determination of the cyanide leaching characteristics.  Thirty-four (34) samples from the drill holes were composited to provide one sample of 34.4 kilograms with a head grade which assayed 4.5 g/t gold as compared to the weighted average historical assay grade based on the individual samples of 4.18 g/t gold.  Subsequent to the fiscal 2010 year end the Company announced that the results indicate that the gold in the vein can be effectively recovered using gravity concentration in combination with flotation or leaching, or by direct leaching.  Gravity concentration recovers 85% of the gold at 120 microns and the remaining gold in the gravity tails can be recovered either by flotation after regrinding (96% rougher recovery at 110 microns) or by cyanide leaching (94% recovery in 72 hours at 70 microns).  The gold can also be recovered by direct leaching of the whole rock sample at 70 micron grind over a 72 hour period resulting in 98% extraction of the gold.

Thirty-nine drill core samples from the 12 infill holes drilled in the central part of the Jaclyn Main Deposit were also submitted to SGS for additional metallurgical test work to confirm the previous results.  These core samples were composited to provide two samples (labelled A and B) of 17.0 kilograms (kg) and 13.9 kg with head grades which assayed 8.02 grams per tonne (g/t) and 8.00 gpt respectively.  The composite samples were crushed, then blended and split into individual charges for the various metallurgical tests. The results confirm that the gold in the vein can be effectively recovered using gravity separation in combination with leaching, or by direct leaching.

A gravity separation test conducted on composite A ground to P80 of 150 microns recovered 84% of the gold.  The recovery process was further enhanced when the gravity tail was leached.  Leaching recovered 76% of the gold in the gravity tail, which resulted in a total gold recovery of 96%. The leach kinetics were fast and the recovery was complete within 24 hours.

The gold can also be recovered by direct leaching of the whole rock resulting in 93% extraction of the gold.  When composite A was ground to P80 of 150 microns and leached, 93% of the gold was recovered and only 0.16 kg/t of sodium cyanide (NaCN) was consumed.  Composite B had the same gold recovery and was ground slightly more to P80 of 100 microns and consumed slightly more NaCN (0.25 kg/t).

The 2,200 tonne bulk sampling program was completed in December 2010 in order to determine a more representative gold grade for the Jaclyn resource, since assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems.  The gold occurrences on the Golden Promise Property, including the Jaclyn Main Zone, exhibit many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.  Studies of other high-nugget effect gold deposits, including deposits from the Bendigo Goldfield, indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade in such deposits.

A total of 2,241 tonnes were delivered to the Nugget Pond Mill owned by Rambler Metals and Mining Plc. Two gold bars weighing 5.37 kilograms were poured and shipped to Johnson Matthey Limited in Toronto for refining.  In addition to the bars, the ball mill and SAG mill were cleaned out and 482.5 kilograms of concentrate were also shipped to Johnson Matthey for treatment and refining.  After refining, the bars and the mill concentrate produced

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

a total of 313.59 ounces of gold and 23.05 ounces of silver which were sold for net receipts of CDN$430,001.85 after treatment charges.  The cost of the program, after receipts from the gold sales, was approximately $100,000.

Based on the mill records and the total gold recovered, the average recovered gold grade was 4.47 g/t gold.  The average tails grade was 1.12 g/t gold indicating a back-calculated head grade of 5.59 g/t gold with an 80% recovery.  While an overall recovery of 80% is positive it is lower than predicted by the bench scale test work.  It is believed that the lower than expected recovery is due to the presence of carbonaceous material in the waste rock.  In future, this issue can be mitigated by modifying the circuit to a carbon in leach process as opposed to a carbon in pulp process.  This would result in a minor modification to the flow sheet which will be further refined in future metallurgical test programs.
For reconciliation purposes, Crosshair compared the head grade with the estimated sample grade using the block model prepared in April 2008 by Gary Giroux, P.Eng., which stated an inferred resource of 921,000t at 3.02 g/t gold (for further details, please refer to the Form 43-101F1 Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties, Newfoundland and Labrador dated April 30, 2008 and amended September 23, 2008). Assuming a 2 metre (m) deep trench and 25% dilution, Gary Giroux determined that the model predicted that the bulk sample would have had a tonnage of 2,125 t at an average grade of 4.42 g/t.

No field work has been carried out on the project during fiscal 2012.

South Golden Promise/ Victoria Lake Project

Under the terms of an agreement dated February 14, 2003 with Paragon, the Company has earned a 62.02% interest in the South Golden Promise Property, subject to a 2.5% Net Smelter Return to the underlying vendors, by issuing a total of 100,000 common shares and completing a minimum of $1,750,000 in exploration expenditures. Paragon declined to participate in the recent programs and has been diluted to a 37.98% interest. The South Golden Promise Property includes two separate blocks of licenses, these being the South Golden Promise and the Victoria Lake claim blocks, which collectively cover 20 square kilometres in 79 claims in five licences.

Project Summary

Since acquiring the properties, the Company has completed several phases of exploration including prospecting, mapping, till and rock sampling as well as trenching on targets defined by the other works.

At South Golden Promise, the work to date has outlined a significant gold-bearing quartz vein system that has been exposed on surface for 170 meters and tested to about 50 metres depth by diamond drilling.  A total of 16 holes were completed at South Golden Promise in calendar year 2006 with two holes returning visible gold-bearing quartz veining which assayed a high of 19.5 grams per tonne gold over 1.15 metres.  During calendar year 2009, the Gabbro showing, which had previously sampled up to 10 g/t gold from a narrow quartz vein, was trenched without returning significant gold values.

A biogeochemical and prospecting program was carried out in the spring of 2010 to further define isolated gold-in-soil anomalies.  No significant results were returned.  A geological structural study designed to evaluate potential drill targets was completed. Recommendations are being evaluated.

At Victoria Lake, an 11 hole (2,197 metres) diamond drilling program was completed in calendar year 2006.  The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies.  Favourably altered, sulphide-bearing felsic volcanic units were encountered in several of the holes.  During calendar year 2008, a borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulphides.  Interpretation of the data identified several anomalies suggestive of conductive sources within the vicinity of the diamond drill holes.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

An airborne electromagnetic and magnetic survey was carried out in January 2011 and numerous anomalies were outlined.  Additional ground surveys and prospecting will be carried out in calendar year 2012 to further evaluate selected anomalies.

No field work has been carried out on the property during fiscal 2012.

OUTLOOK

In the next 12 months, the Company plans on focusing on its uranium assets in Wyoming as well as its uranium and vanadium assets in Newfoundland & Labrador. It will use the results of the 2012 summer exploration programs on Juniper Ridge, Bootheel and CMB, to plan the most appropriate follow-up activities for these projects. With respect to Golden Promise and Southern Golden Promise, the Company is currently evaluating its strategic options.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

The following table summarizes the Company’s financial operations.  For more detailed information, please refer to the audited financial statements.

Description	Year ended April 30, 2012(1)	Year ended April 30, 2011(1)	Year ended April 30, 2010(2)
Total assets
Exploration and Evaluation
Working Capital
Shareholders’ equity
General and Administrative expenses
Exploration and Evaluation expenses
Property impairment and write offs
Net loss
Loss per share
Fully diluted loss per share

	$17,997,243 11,592,105 5,466,961 16,974,901 5,121,470 6,630,464 - (11,977,829) (0.24) (0.24)	$21,545,974 10,180,650 10,815,170 20,048,338 3,773,364 883,152 - (4,077,470) (0.10) (0.10)	$34,998,792 30,385,684 3,403,009 33,705,417 3,087,573 - 229,796 (2,321,078) (0.08) (0.01)
1 Prepared under IFRS
2 Prepared under Canadian GAAP

Overview

For fiscal year ended April 30, 2012 the Company reported a net loss of $11,977,829 or $0.24 per common share, compared with a net loss of $4,077,470 or $0.10 per common share for the prior fiscal year, a result largely from greater expenditures associated with exploration activities.  The weighted average number of common shares for fiscal 2012 increased to 50,377,698 from 41,193,459 for the previous year.  The increase in the average number of shares outstanding was primarily due to share issuances related to the following:

•	Acquisition of exploration and evaluation assets (1,925,627 common shares)
•	Two financings (16,379,400 common shares) completed in the 4rd quarter of fiscal 2012

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

Expenses

Total expenses including general administrative, exploration and evaluation, and share-based compensation for the fiscal 2012 year were $11,751,934 which is $7,095,418 higher than in the fiscal 2011 due primarily to an increase in exploration activities and in overall business activities including marketing of ongoing projects, managing capital, and maximizing development efforts following the completion of two equity financings in November 2011.

Share-based compensation expense, which does not affect the Company’s cash flows and represents over 16% of the current period loss,  increased to $1,974,611 (fiscal 2011- $1,728,075), due largely to new stock options being granted to certain employees and management in the 4th quarters of fiscal 2012 which affected the recognition of share-based compensation expense during the period.

Exploration and evaluation expense, which represents approximately 55% of the loss, increased to $6,630,464 (fiscal 2011-$883,152) due to the noted earlier drilling programs completed on the CMB Uranium/Vanadium Project, the CMB JV Project, and the Bootheel Project, a well as the Mineral Resource estimate completed on the Juniper Ridge Property and Bootheel Project, and the updated Mineral Resource estimate completed on the Bootheel Project.

General and administrative expenses in the current year also significantly increased in correlation to the increased corporate and exploration and evaluation activities. In particular, office and administration increased by $194,226 due to increased corporate activities. Rent increased by $66,832 as a result of the opening of the Denver office. Investor relations expense and travel expense increased by $224,971 and $66,932 respectively due to several new marketing initiatives and the various trade shows attended during the period.

To fuel the Company’s continuous growth, the Company has hired additional staff and consultants in the Vancouver office which has caused the consulting fees and wages and salaries to increase by $396,987 and $197,364 respectively. An increase of $17,006 in audit and accounting expense reflects additional costs attributable to the transition from Canadian GAAP to IFRS incurred in the first quarter of fiscal 2012.

Other Income (Expenses)

The Company recorded a net other expense of $225,895 during the fiscal 2012 compared with a net other income of $579,046 for the comparative fiscal 2011. The change is largely due to an unrealized loss on marketable securities of $701,327 triggered by a significant decline in the market value of these securities during the current year. The Company recorded an unrealized gain on marketable securities of $501,961 in the fiscal 2011. In addition, in the current year the Company realized an interest income of $68,129 on short term investments compared to an income of $34,748 in the last fiscal year due to the increase in the Company’s cash balances following to the successful financing in November 2010 and in February 2012. The Company also incurred a gain of $1,898 from the sale of capital assets in the current fiscal year compared with a loss of $110,291 from fiscal 2011.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

    Exploration and Evaluation

    The following tables summarize exploration and evaluation expenses incurred in the fiscal years 2012 and 2011.

	For the year ended April 30, 2012
	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other	Total
Drilling & trenching	$1,033,429	$1,860,522	$710,552	$45,295	$929,475	$-	$4,579,273
Geology	441,464	514,365	466,545	98,445	427,398	-	1,948,217
Geophysics	896	896	47,398	2,500	289,556	-	341,246
Geochemical	8,905	3,305	-	-	-	-	12,210
Metallurgy	-	-	-	-	22,987	-	22,987
Administration	9,456	6,561	19,300	60	6,951	-	42,328
Technical analysis	-	-	-	-	-	-	-
Future reclamation costs	(162,239)	(43,337)	-	-	-	(7,664)	(213,240)
Pre-acquisition costs	-	-	-	-	-	153,170	153,170
JCEAP(1) refunds received	-	(150,000)	-	-	-	-	(150,000)
Recovery		(105,727)					(105,727)
	$1,331,911	$2,086,585	$1,243,795	$146,300	$1,676,367	$145,506	$6,630,464

	For the year ended April 30, 2011
	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other	Total
Drilling & trenching	$-	$-	$-	$39,853	$-	$-	$39,853
Geology	240,974	190,385	43,512	278,413	25,513	9,924	788,721
Geophysics	-	-	-	65,442	-	-	65,442
Geochemical	3,637	27,800	-	43,475	-	-	74,912
Metallurgy	22,235	-	-	54,586	-	-	76,821
Administration	4,485	14,088	21,241	15,649	-	-	55,463
Technical analysis	(652)	(871)	-	(3,850)	-	-	(5,373)
Future reclamation costs	(25,209)	(5,445)	-	(583)	-	-	(31,237)
JCEAP(1) refunds received	-	-	-	(155,439)	-	-	(155,439)
Recovery- JV Partner	-	-	(26,011)	-	-	-	(26,011)
	$245,470	$225,957	$38,742	$337,546	$25,513	$9,924	$883,152
(1) Junior Company Exploration Assistance Program

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

Working Capital

The Company’s working capital was $5,466,961 as at April 30, 2012 compared with $10,815,170 as at April 30, 2011. The decrease of $5,348,209 was mainly due to cash used in operating activities of $9,649,032 and investing activities of $1,378,856, which was then partially offset by cash provided by financing activities of $6,542,601 from two equity financings completed in February and March 2012.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes the Company’s financial operations for the last eight quarters.  For more detailed information, please refer to the consolidated financial statements.

Description	4Q 2012	3Q 2012	2Q 2012	1Q 2012
Total assets Exploration and Evaluation Working Capital Shareholders’ equity Net income (loss) Loss per share Fully diluted loss per share Exploration and evaluation expenditures	$ 17,997,243 $ 11,592,105 $ 5,466,961 $ 16,974,901 $ (1,106,128) $ (0.03) $ (0.02) $ (145,493)	$ 13,309,715 $ 11,417,916 $ 188,829 $ 11,823,242 $(2,381,342) $ (0.05) $ (0.05) $ 1,285,236	$ 16,160,979 $ 10,934,911 $ 2,565,194 $ 13,322,050 $(5,623,453) $ (0.12) $ (0.12) $ 3,702,818	$ 20,990,685 $ 10,245,831 $ 8,199,292 $ 18,109,002 $(2,866,906) $ (0.06) $ (0.06) $ 1,787,903

Description	4Q 2011	3Q 2011	2Q 2011	1Q 2011
Total assets Exploration and Evaluation Working Capital Shareholders’ equity Net income (loss) Loss per share Fully diluted loss per share Exploration and evaluation expenditures	$ 21,545,974 $ 10,180,650 $ 10,815,170 $ 20,048,338 $(1,035,918) $ (0.02) $ (0.02) $ 710,688	$ 21,847,991 $ 10,190,943 $ 10,471,260 $ 19,787,056 $ (1,607,871) $ (0.04) $ (0.04) $ 348,545	$ 12,639,506 $ 9,800,036 $ 2,065,366 $ 11,437,065 $ (512,584) $ (0.01) $ (0.01) $ 269,867	$ 13,222,737 $ 9,770,555 $ 2,418,336 $ 11,897,111 $ (921,097) $ (0.03) $ (0.03) $ 398,975

Historical quarterly results of operations and net loss per share data do not necessarily reflect any recurring expenditure patterns or predictable trends.
The variations in reported quarterly information, and particularly the increases in net loss are explained predominantly by the overall ramping up of exploration and evaluation activities subsequent to the equity financing and the progressive increase in general and administrative expenses that have been incurred as the Company continued to expand its corporate activities and personnel to support both the operations and public company obligations.  As such, quarterly results cannot be interpreted as being indicative of future expectations, results of operations or net loss per share.

FOURTH QUARTER

For the three months ended April 30, 2012, the Company reported a net loss of $1,106,128 or $0.02 per common share, compared with a net loss of $1,035,918 or $0.02 per common share for the three months ended April 30, 2011.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

The Company’s expenses in the current quarter, for similar reasons noted earlier for the fiscal 2012, increased from the same period in the prior year due to an increase in corporate activities following the equity financings completed in the third quarter of fiscal 2011 and in the fourth quarter of fiscal 2012. A non-cash expense for share-based compensation increased to $255,961 (2011-$9,424) due to the stock options issued in the current quarter to certain employees and consultants.

Other expenses, such as investor relations of $114,166 (2011-$50,269), office and administration of $97,549 (2011-$24,728), and travel of $26,595 (2011-$21,169), also increased as a result of increasing corporate and investor relations activities.  Concurrently, the current quarter also saw an increase in consulting fees of $262,260 (2011-$111,794) and wages and salaries of $134,033 (2011-$32,983) due to an increase in personnel and the number of consultants providing services to the Company.

Other Income (Expenses)

Other income (expenses) were $14,124 (2011-$270,863), a decrease is mostly due to the fluctuation of the market value of the Company’s marketable securities. In the fourth quarter of 2012 the Company recognized a loss of $3,132 on foreign exchange (2011- gain of $1,488) and interest income of $8,758 (2011-$16,955) on its short term investment. In addition, the Company recorded a loss of $236,482 on marketable securities compared to a gain of $311,111 in the same quarter of last year.

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2012, the Company had cash and cash equivalents of $5,446,298 (April 30, 2011 - $9,931,585). Cash used in operating activities during the fiscal 2012 was $9,649,032 compared with $2,882,416 in the fiscal 2011 due largely to the increased level of exploration activities during the year. Cash utilized in investing activities was $1,378,856 when compared with $609,322 in the fiscal 2011. Cash generated from financing activities was $6,542,601 in the current fiscal year compared to $9,995,812 generated through share issuances in the fiscal 2011.

At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance it future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These uncertainties may cause significant doubt on the entity’s ability to continue as a going concern.

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

To date, the Company’s operations, exploration and development activities have been almost entirely financed from equity financings. The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

PROVISIONS

Litigation with Lewis Murphy

On October 10, 2004, the Company entered into an agreement (the “Agreement”) with Mr. Lewis Murphy pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  On April 28, 2010, Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to the Agreement. As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleged he was owed an annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy was seeking contractual damages in the amount of $200,000, and various declaratory reliefs including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.

On January 6, 2011, a judgment was issued by the Supreme Court of Newfoundland and Labrador in favor of Mr. Murphy in the amount of $200,000 (plus costs and interest) and the Company’s counterclaim was dismissed. The Company was granted leave to appeal this judgment on May 31, 2011. As a result of the judgment, the Company made an accrual in the amount of $400,000 in the fiscal year ended April 30, 2011.

On December 5, 2011, the Company settled the litigation by paying Mr. Murphy a cash payment in the amount of $600,000 and an additional payment of 1,193,614 in the Company’s shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012. Should the Company choose to bring the Moran Lake Property into production; the advance royalty payments made previously will be deducted against any Net Smelter Royalty owed to the original vendor of the property.

CAPITAL STOCK

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	April 30, 2012	July 19, 2012
Common shares – issued and outstanding	65,782,178	65,782,178
Director, employee and contractor options – vested	3,692,621	4,290,621
Director, employee and contractor options – granted but not yet vested	2,907,500	2,282,500
Warrants to purchase shares	22,422,463	22,422,463
Underwriters warrants – rights to purchase warrants	1,375,000	1,375,000
Common shares – fully diluted	96,179,762	96,152,762

Share and warrant issuances

During the year ended April 30, 2012, common shares were issued as follows:

•	On October 31, 2011, 522,513 common shares with a value of $266,482 were issued pursuant to an agreement with Strathmore to acquire the Juniper Ridge Uranium Property. (Note 6)

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

On December 5, 2011, the Company settled the litigation involving its interest in the Moran Lake Property by issuing 1,193,614 common shares with a value of $453,573. (Note 6)

•
On February 27, 2012, the Company closed a non-brokered private placement of 11,897,000 subscription receipts at a price of $0.40 per subscription receipt for gross proceeds of $4,758,800. Upon satisfaction of the escrow release conditions, on March 30, 2012, the subscription receipts were automatically converted into units of the Company, with each whole unit being comprised of one common share and one-half common share purchase warrant. Each whole warrant is exercisable until February 27, 2014 at an exercise price of $0.70.

The Company concurrently closed a non-brokered private placement of 4,482,400 flow-through units at a price of $0.50 per flow-through unit for gross proceeds of $2,241,200. Each flow-through unit consists of one flow through common share, which qualifies as a "flow-through share" for purposes of the Income Tax Act (Canada), and one-half of one warrant. Each whole warrant is exercisable into one share until February 27, 2014 at an exercise price of $0.70. A flow-through premium of $448,240 was recorded as an other liability in connection with this private placement.

All securities issued are subject to a four month hold period. The Company paid cash finder's fees in connection with the offering equal to 5.0% of the gross proceeds and issued 982,764 (valued at $518,936) broker warrants equal to 6.0% of the number of subscription receipts and flow-through units sold in the offering. Each broker warrant is exercisable for one share of the Company at an exercise price of $0.50 until February 27, 2014. The Black-Scholes pricing model was used to value these compensatory warrants, using a risk-free interest rate of 1%, expected life of 2 years, annualized volatility of 163%, and dividend rate of 0%.

•
On February 27, 2012, the Company issued 209,500 common shares with a value of $140,365, and made cash payment of US$15,000, to satisfy an outstanding finder's fee obligation in connection with the Company's acquisition of the Juniper Ridge Property.

During the year ended April 30, 2011, common shares were issued as follows:

•
On December 15, 2010, the Company consolidated its common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares.  The 146,993,893 pre-consolidated common shares were reduced to 36,748,349 post consolidated common shares (after taking into account the cancellation of 124 shares due to fractional rounding). Stock options and warrants were similarly adjusted. All references to share and per share amounts have been retroactively restated to reflect the share consolidation.

•
On November 23, 2010, the Company closed a brokered private placement of 3,750,000 flow-through units   at a price of $0.80 per flow-through unit for gross proceeds of $3,000,000. Each flow-through unit consisted of one flow-through common share and one half of one warrant;1,875,000 in total.  Each whole warrant is exercisable for one non flow-through common share at an exercise price of $1.25 per common share until November 23, 2012. A flow-through premium of $375,000 was recorded as an other liability in connection with this private placement.

•
On November 23, 2010, the Company also closed a brokered private placement of subscription receipts for gross proceeds of $7,000,000. The subscription receipts were subject to certain escrow release conditions. The escrow release conditions were as follows: (i) shareholder approval of the offering of subscription receipts; and (ii) the completion of the consolidation of the Company’s common shares on the basis of one post-consolidation common share for every four pre-consolidation common shares outstanding. These conditions were met on December 16, 2010, and the subscription receipts were

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

converted to 9,999,999 units at a price of $0.70 per unit.  Each unit consisted of one common share and one common share purchase warrant with each warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months. The Company issued broker’s warrants exercisable to acquire 1,375,000 broker’s units at an exercise price of $0.70 per broker’s unit (valued at $519,101), for a period of 24 months, expiring on November 23, 2012.  Each broker’s unit consists of one common share and one warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months, expiring on November 23, 2012. The Black-Scholes pricing model was used to value these warrants, using a risk-free interest rate of 1.7%, expected life of 2 years, annualized volatility of 104%, and dividend rate of 0%.

•
657,903 warrants with an exercise price ranging from $1.00 to $1.40 per warrant were exercised for gross proceeds of $755,509. An amount of $70,298, representing the fair value of the broker warrants on granting was reclassified from reserves to capital stock on exercise. In connection with the exercise of agent warrants 168 warrants with an exercise price of $1.20 and 63,920 warrants with an exercise price of $1.40 were issued. The 63,920 warrants issued were immediately exercised (and are included in the total warrants exercised of 657,903).

•
200,000 stock options with an exercise price ranging from $0.60 to $0.92 were exercised for gross proceeds of $166,000. An amount of $711,911, representing the fair value of the options on granting was reclassified from reserves to capital stock on exercise.

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel can be summarized as follows:
	Years ended April 30,
	2012	2011
	$	$
Share-based compensation	1,157,129	973,332
Short-term benefits*	874,160	391,930
Incentive compensation other than share-based compensation	206,404	210,000
	2,237,693	1,575,262

*	include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

Other related parties

Forbes West Management Corp. (“Forbes West”) (formerly EGM Exploration Group Management Corp.) is an entity owned by the Executive Chairman of the Company and provides administrative, management, geological, regulatory, tax, corporate development and investor relations services to the Company.

Transactions entered into with related parties other than key management personnel include the following:

	Years ended April 30,
	2012	2011
	$	$
Forbes West	1,936,612	699,268
	1,936,612	699,268

During the year ended April 30, 2012, the Company sold some of its exploration equipment to a company with a director in common. Crosshair received $8,599 as considerations for the assets, which represents the estimated fair value of the assets in the effective date of the purchase agreement. The difference between the sales price and the carrying value of the sold assets was $1,898, which was recorded as gain on asset disposition.

During the year ended April 30, 2011, the Company sold all furniture, computer equipment and software to Forbes West for $30,000, which is the estimated fair value. The difference between the sales price and the carrying value of the assets sold was $110,291, which was recorded as a loss on sale of equipment.

Amounts due to related parties as at April 30, 2012 included the following:

Forbes West, controlled by the Executive Chairman - $106,487 (April 30, 2011 - $72,407, May 1, 2010 - $4,294)

Sundance Geological Ltd., controlled by the former CEO - $22,400 (April 30, 2011 - $Nil, May 1, 2010 - $Nil)

Bevo Beaven Corporate Communications., controlled by the VP of Corporate Communications - $7,235 (April 30, 2011 - $Nil, May 1, 2010 - $Nil)

Stratamodel Inc., controlled by the VP & Chief Geologist - $13,982 (April 30, 2011 - $Nil, May 1, 2010 - $Nil)

Ludwig and Associates, LLC., controlled by the CEO - $9,072 (April 30, 2011 - $Nil, May 1, 2010 - $Nil)

Directors fees - $20,473 (April 30, 2011 - $Nil, May 1, 2010 - $Nil)

The amounts due to related parties are non-interest bearing.

GOING CONCERN

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

As at April 30, 2012, the Company had working capital of $5,466,961 (April 30, 2011 - $10,815,170, May 1, 2010 - $3,403,009) and a deficit of $91,351,849 (April 30, 2011 - $79,374,020 May 1, 2010 - $75,296,550). At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance it future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. Without additional financing there is doubt that Company will be able to fund both its exploration programs and ongoing operations for the next 12 months. These uncertainties may cause significant doubt on the entity’s ability to continue as a going concern.

The Company’s consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

CRITICAL ACCOUNTING ESTIMATES

Management considers the following estimates to be the most critical in understanding the judgements that are involved in the preparation of the Company’s financial statements for the fiscal year ended April 30, 2012 and the uncertainties that could impact its results of operations, financial condition and cash flow:

Use of estimates

The preparation of financial statements in conformity with IAS 34 requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from these estimates. Significant areas where management’s judgement is applied include: asset valuations, depreciation of equipment, provision for asset retirement obligations, valuation allowance for future income taxes, valuation of warrants and share-based compensation.

Impairment assessment of the carrying value of its Mineral properties

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

Share-based compensation

The Company makes estimates regarding assumptions used in the calculation of share based compensation.  These included the risk-free interest rate, expected life of options, volatility, dividend rate, and forfeiture rate. The Company reviews historical trading data, previous exercise history, and risk free interest rates posted by Canadian Banks in making these assumptions. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method.  The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

Transition to IFRS from GAAP

Effective May 1, 2011, the Company transitioned from Canadian GAAP reporting to IFRS.  Previously, the Company prepared its consolidated annual financial statements and its condensed consolidated interim financial statements in accordance with Canadian GAAP.

The consolidated financial statements for fiscal year ended April 30, 2012 are prepared in accordance with IFRS, as stated in Note 2 to the consolidated financial statements.  The accounting policies in Note 3 have been applied in preparing the consolidated financial statements for the fiscal years ended April 30, 2012 and 2011, and the opening IFRS statement of financial position on May 1, 2010, the "Transition Date".

In preparing the opening IFRS statement of financial position and the financial statements for the fiscal year ended April 30, 2011, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the Note 17 of the financial statements. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS.

Decommissioning liabilities (asset retirement obligations)

IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires re-measurement of the asset retirement obligation at each period end to reflect changes due to changes in various assumptions. The Company has elected to utilize this exemption which allows the Company to not retrospectively adjust the environmental rehabilitation provision and related assets; the environmental rehabilitation provision has been accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets as at the transition date and thereafter.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

Compound financial instruments

IAS 32 Financial Instruments: Presentation requires an entity to split a compound financial instrument at inception into separate liability and equity components. If the liability component is no longer outstanding, retrospective application of IAS 32 involves separating two portions of equity. However, in accordance with IFRS 1, a first-time adopter need not separate these two portions if the liability component is no longer outstanding at the date of transition to IFRS. The Company has elected to utilize this exemption, and therefore not separate the two components of prior flow-through share issuances for which the related expenditures had been fully renounced as of the date of transition to IFRS.

The adoption of IFRS has resulted in changes to the Company’s reported financial position and results of operations.  The Company’s adoption of IFRS did not have an impact on the total operating, investing or financing cash flows. In order to allow the users of the financial statements to better understand these changes, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS. For a description of the changes, see the discussion in Notes to the IFRS Reconciliations below.

Exploration and evaluation assets

The Company records its interest in mineral properties at cost.  Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Costs to acquire mineral properties are capitalized as incurred. Costs related to the exploration and evaluation of mineral properties are expensed as incurred. The Company considers mineral rights to be intangible assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The Company considers each mineral property to be a separate cash generating unit.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received. The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Management’s estimates of mineral prices and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile.  There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit.  As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction.  Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Foreign Currency Exchange

The Company maintains its accounts in Canadian dollars, and has historically raised new financing in Canadian dollars.  With the acquisition of Target, the Company now has operations in the United States which subject it to fluctuations between the Canadian and United States currencies.  Generally, the Company purchases sufficient US dollars to offset a significant portion of known US obligations in order to minimize foreign exchange fluctuations.

Exploration and Evaluation

Mineral exploration, evaluation, and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that presently identified mineralization can be mined at a profit.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependent upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.  In the future the Company will require additional funding to maintain its mineral properties in good standing.  While the Company has been successful in raising funds in the past, there can be no assurance it can continue to do so in the future.  The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial, or total loss of Crosshair’s interest in its mineral properties.

FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, due from related parties, payables and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature. The Company’s cash and cash equivalents and marketable securities are measured at fair value, under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities. The Company’s other financial instrument, being reclamation bonds, is measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the United States Securities

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the year ended April 30, 2012
Date Prepared: July 19, 2012

Exchange Act of 1934 (the “Exchanged Act”)) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within our company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of company level internal controls over financial reporting on a risk based approach using elements of the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal controls over financial reporting during the fiscal year ended April 30, 2012 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.

Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Report on Form 20-F, is on SEDAR at www.sedar.com.

APPROVAL

The board of directors of Crosshair Energy Corporation. has approved the disclosures contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.